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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.            )*

Memory Pharmaceuticals Corp.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

58606R403

(CUSIP Number)

Frederick C. Kentz III
Hoffmann-La Roche Inc.
340 Kingsland Street
Nutley, New Jersey 07110
Telephone: (973) 235-5000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Marc O. Williams
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

November 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58606R403

1	NAME OF REPORTING PERSONS Roche Holding Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,245,925 (including 6,523,533 subject to outstanding options and warrants)[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,245,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON CO

1 Beneficial ownership of the above referenced Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreement described below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of any common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 58606R403

1	NAME OF REPORTING PERSONS Hoffmann-La Roche Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,245,925 (including 6,523,533 subject to outstanding options and warrants)[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,926
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,245,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON CO

2 Beneficial ownership of the above referenced Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreement described below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of any common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of Memory Pharmaceuticals Corp., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 100 Philips Parkway, Montvale, New Jersey 07645.

Item 2.  Identity and Background

The names of the persons filing this statement are Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”) and Hoffmann-La Roche Inc., a New Jersey corporation (“HLR”).  Roche is a holding company which, through its subsidiaries, including HLR (collectively, the “Roche Group”), engages primarily in the development, manufacture, marketing and sales of pharmaceuticals, and in the business of in vitro diagnostics and is one of the world’s leading research-based health care groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostic systems.  The address of the principal office of Roche is Grenzacherstrasse 124, CH-4070 Basel, Switzerland.  The address of the principal office of HLR is 340 Kingsland Street, Nutley, New Jersey 07110.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of Roche and HLR is set forth in Schedule A hereto, and is incorporated by reference.

During the last five years, neither Roche nor HLR, and to the best of Roche’s and HLR’s knowledge, any of the persons listed on Schedule A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Tender and Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among HLR and the stockholders listed on the signature pages thereto (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Tender and Support Agreement as an inducement to HLR’s willingness to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). HLR did not pay additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreement and thus no funds were used for such purpose.

Item 4.  Purpose of Transaction

(a)−(b) On November 25, 2008, HLR, 900 North Point Acquisition Corporation (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub is offering to purchase all outstanding common shares, par value $0.001 per share (the “Shares”), of the Issuer for $0.61 per Share (the “Offer Price”), net to the seller in cash, without interest and less applicable withholding taxes (the “Offer”).  The Merger Agreement provides that as soon as practicable after the consummation of the Offer, Merger Sub will merge into the Issuer (the “Merger”), with the Issuer surviving as the surviving corporation and becoming a wholly-owned subsidiary of HLR.  At the effective time of the Merger, each outstanding Share will be converted into the right to receive the price paid in the Offer, without interest.  A copy of the Merger Agreement has been filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 25, 2008.

In order to induce HLR and Merger Sub to enter into the Merger Agreement, the Supporting Stockholders entered into a Tender and Support Agreement with HLR, dated as of November 25, 2008 (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares currently beneficially owned by such Supporting Stockholder (excluding any Shares that are the subject of unexercised options to purchase Shares or warrants to purchase Shares) and any additional Shares with respect to which such Supporting Stockholder becomes the beneficial owner (including, without limitation, whether by purchase, by the exercise of options to purchase Shares or warrants to purchase Shares or otherwise) after the date of the Tender and Support Agreement (collectively, but excluding any Shares that are disposed of in compliance with the terms of the Tender and Support Agreement, the “Subject Shares”) pursuant to the terms of the Offer as promptly as practicable, but no later than no later than seven (7) business days after the receipt by such Supporting Stockholder of all documents or instruments required to be delivered pursuant to the terms of the Offer, including but not limited to the letter of transmittal in the case of certificated Subject Shares.

The Tender and Support Agreement further provides that each Supporting Stockholder will, at any meeting of the holders of Shares, vote (or cause to be voted) (i) in favor of (A) the adoption of the Merger Agreement and (B) without limitation of the preceding clause (A), the approval of any proposal to adjourn or postpone the Company Stockholders Meeting (as defined in the Merger Agreement) to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the Company Stockholders Meeting is held; and (ii) against any action or agreement that would reasonably be expected to materially impede, hinder, interfere with, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including, but not limited to, any agreement or arrangement related to an Acquisition Proposal (as defined in the Merger Agreement). In furtherance of the Subject Stockholders covenants under the Tender and Support Agreement, the Supporting Stockholders agreed, for a period beginning on the date of the Tender and Support Agreement and continuing until the termination of the Tender and Support Agreement, to appoint HLR as the Supporting Stockholders’ attorney-in-fact and proxy, with full power of substitution, to vote the Supporting Stockholders’ Shares in favor of adoption of the Merger Agreement and approval of the Merger and against the actions described in clause (ii) of the immediately preceding sentence.

Each Supporting Stockholder agreed pursuant to the Tender and Support Agreement not to, without the prior written consent of HLR, directly or indirectly, (i) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, a “Transfer”), (iii) otherwise permit any liens to be created on, or (iv) enter into any contract, agreement, option, instrument or other arrangement or understanding with respect to the direct or indirect Transfer of, any Subject Shares. No Supporting Stockholder will, and will not permit any person under such Supporting Stockholder’s control or any of its or their respective representatives to, seek or solicit any such Transfer or any such contract, agreement, option, instrument or other arrangement or understanding. Each Supporting Stockholder will have the right to Transfer all or any portion of its or his Subject Shares to a permitted transferee (as such term is defined in the Tender and Support Agreement) of such Supporting Stockholder if and only if such permitted transferee shall have agreed in writing, in a manner reasonably acceptable in form and substance to HLR, (x) to accept such Subject Shares subject to the terms and conditions of the Tender and Support Agreement and (y) to be bound by the terms of the Tender and Support Agreement.

Each Supporting Stockholder agreed that neither it nor any of its affiliated investment funds or vehicles will, and will use its reasonable best efforts to cause its and its affiliated investment funds and vehicles respective advisors, not to, directly or indirectly, (i) submit, solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish any information relating to the Issuer or any of its subsidiaries to any third party that is seeking (to the knowledge of such Supporting Stockholder) to make, or has made, an Acquisition Proposal or (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. Each Supporting Stockholder is permitted to engage in discussions with the Company regarding a Covered Equity Investment (as defined in the Merger Agreement) to the extent that the Company is permitted to engage in such discussions with such Supporting Stockholder pursuant to terms of the Merger Agreement as described in “— No Solicitation” above. Each Stockholder agreed that it will not suggest or encourage any portfolio company of such Stockholder or any of its affiliated investment funds or vehicles to take any action that such Stockholder is not permitted to take pursuant to the provisions of the Tender and Support Agreement.

The Tender and Support Agreement and the obligations of the Supporting Stockholders thereunder automatically terminates on the earlier of (i) the Effective Time, (ii) the termination of the Tender and Support

Agreement by written notice from HLR to the Supporting Stockholders, (iii) the termination of the Merger Agreement, (iv) the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement) and (v) the termination of the Offer or any amendment, modification, change or waiver to the terms of the Offer that results in any decrease in the Offer Price or any change in the form of consideration to be used to purchase Shares.

A copy of the Tender and Support Agreement Merger Agreement has been filed as Exhibit (e)(2) to the Schedule 14D-9 filed by the Issuer with the Securities and Exchange Commission on December 3, 2008 and the description of the Tender and Support Agreement contained herein is qualified in its entirety by reference to the text of the Tender and Support Agreement, which is incorporated herein by reference.

(c) In the event that HLR acquires control of the Issuer, it currently expects to discontinue the operations of the Issuer and integrate the Issuer’s activities under existing collaboration agreements between the Issuer, HLR and F. Hoffmann-La Roche Ltd into the Roche Group global organization.

(d) The Merger Agreement provides that from and after the date that Shares are first accepted for payment by Merger Sub under the Offer, HLR will be entitled to designate a number of the Issuer’s directors (the “Roche Designees”), rounded up to the next whole number, on the Company Board, equal to the total number of directors on the Issuer’s Board (after giving effect to the directors appointed as a result of designation by HLR) multiplied by the percentage of Shares beneficially owned by HLR and/or Merger Sub relative to the total number of outstanding Shares.

(e) If HLR acquires control of the Issuer, it currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in the Issuer.

(f) Upon consummation of the Merger, the Issuer will become a wholly-owned subsidiary of HLR. In the event that HLR acquires control of the Issuer, it currently expects to discontinue the operations of the Issuer and integrate the Issuer’s activities under existing collaboration agreements between the Issuer, HLR and F. Hoffmann-La Roche Ltd into the Roche Group global organization.

(g) Pursuant to the Merger Agreement, upon consummation of the Merger, the certificate of incorporation of the Issuer shall be the certificate of incorporation of the Surviving Corporation and the bylaws of Merger Subsidiary shall be the bylaws of the Surviving Corporation.

(h) Upon consummation of the Merger, the Common Stock will delist from and no longer be quoted on the NASDAQ Capital Market.

(i) Upon consummation of the Merger, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, Roche currently has no plans or proposals which relate to, or would result in, any action similar to any of the matters listed in Items 4(a)−(i) of this Schedule 13D (although Roche reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Tender and Support Agreement is qualified in its entirety by reference to the full texts of the Merger Agreement and the Tender and Support Agreement, the terms of each of which are incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on November 25, 2008 and Exhibit (e)(2) of the Schedule 14D-9 filed by the Issuer on December 3, 2008. Except as set forth in this Schedule 13D, the Merger Agreement and the Tender and Support Agreement, neither Roche nor HLR has and, to the best of the Roche’s and HLR’s knowledge, none of the individuals named in Schedule A hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)−(b) By virtue of the Tender and Support Agreement, Roche and HLR may be deemed to share with the Stockholders the power to vote, and may be deemed to be the beneficial owner of, 30,744,999 shares of Common Stock (including 6,523,533 shares subject to outstanding options), representing 29.5% of the outstanding Shares.

Roche and HLR, however, hereby disclaim beneficial ownership of such shares and this statement shall not be construed as an admission that Roche or HLR is, for any or all purposes, the beneficial owner of the securities covered by this statement.  In addition, HLR beneficially owns 500,926 Shares, which were purchased on September 11, 2003.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by Roche or HLR, or, to the best of Roche’s or HLR’s knowledge, any person or entity identified on Schedule A hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference.  As described in Item 4, Roche Group anticipates that it will acquire the entire common equity interest in the Issuer pursuant to the Merger Agreement.  Other than the Merger Agreement and the Tender and Support Agreement described above, to the best of Roche’s and HLR’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Roche or HLR or any person listed on Schedule A hereto, and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement.

Exhibit 99.2: Agreement and Plan of Merger dated as of November 25, 2008 between the Issuer, HLR and Merger Sub (incorporated by reference to the Current Report on Form 8-K filed by the Issuer on November 25, 2008).

Exhibit 99.3: Stockholder Tender and Support Agreement dated as of November 25, 2008 between the HLR and each of the individuals or entities listed on the signature page thereto (incorporated by reference to the Current Report on Form 8-K filed by the Issuer on November 25, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCHE HOLDING LTD

By:	/s/	Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

By:	/s/	Steve Krognes
	Name:	Steve Krognes
	Title:	Head M&A

HOFFMANN-LA ROCHE INC.

By:	/s/	Frederick C. Kentz III
	Name:	Frederick C. Kentz III
	Title:	Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

Directors and Executive Officers of Roche:

The name, current principal occupation or employment of each director and executive officer of Roche are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche. The business address of each of the below individuals is Roche is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. All directors and executive officers listed below are Swiss citizens, except: Dr. Franz B. Humer, who is a dual citizen of Switzerland and Austria, Prof. Dr. Pius Baschera and Prof. Dr. Beatrice Weder di Mauro, who are dual citizens of Switzerland and Italy, Prof. Dr. John Irving Bell, who is a dual citizen of Canada and the United Kingdom, Peter Brabeck-Letmathe, Dr. Wolfgang Ruttenstorfer and Dr. Severin Schwan, who are citizens of Austria, Dr. DeAnne Julius, who is a dual citizen of the United States and the United Kingdom, Prof. Dr. Horst Teltschik, who is a citizen of Germany, Lodewijk J.R. de Vink, who is a citizen of the United States, and William M. Burns and Prof. Jonathan K.C. Knowles, who are citizens of the United Kingdom.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Dr. Franz B. Humer	Chairman of the Board of Directors

Prof. Dr. Bruno Gehrig	Vice Chairman and Independent Lead Director

André Hoffmann	Vice Chairman

Prof. Dr. Pius Baschera	Chairman of the Board of Directors of Hilti Corporation (company that sells devices and systems for the construction and engineering business)

Prof. Dr. John Irving Bell	Regius Professor of Medicine, Oxford University

Peter Brabeck-Letmathe	Chairman of the Board of Directors of Nestle, S.A. (global food company)

Lodewijk J.R. de Vink	Founding Member and Consultant of Blackstone Healthcare Partners, LLC (private equity group)

Walter Frey	President of Emil Frey Group (car dealing group)

Dr. DeAnne Julius	Chairman, Royal Institute of International Affairs (also known as Chatham House, which is an organization for the analysis of international issues)

Dr. Andreas Oeri	Surgeon

Dr. Wolfgang Ruttenstorfer	Chairman of the Executive Board and Chief Executive Officer of OMV (Oil and Gas Group)

Prof. Dr. Horst Teltschik	President of Teltschik Associates

Prof. Dr. Beatrice Weder di Mauro	Professor of International Finance and Macroeconomics at the University of Mainz

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers

Dr. Severin Schwan	Chief Executive Officer

Dr. Erich Hunziker	Chief Financial Officer and Deputy Head of the Corporate Executive Committee

William M. Burns	Chief Executive Officer of the Pharmaceuticals Division

Prof. Jonathan K.C. Knowles	Head Global Research

Juergen Schwiezer	Chief Executive Officer of the Diagnostics Division

Sylvia Ayyoubi	Head of Corporate Human Resources

Dr. Gottlieb A. Keller	General Counsel and Head of Corporate Services and Secretary to the Board

Directors and Executive Officers of HLR:

The name, current principal occupation or employment of each director, executive officer of HLR are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with HLR. The business address of each director and executive officer of HLR is 340 Kingsland Street, Nutley, New Jersey 07110. All directors and executive officers listed below are citizens of the United States, except Ivor Macleod, who is a dual citizen of the United States and the United Kingdom.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

George Abercrombie	President and Chief Executive Officer

Frederick C. Kentz III	General Counsel

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers

George Abercrombie	President and Chief Executive Officer

Frederick C. Kentz III	General Counsel

Stephen Grossman	Vice President

Ivor Macleod	Chief Financial Officer and Vice President